--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                          ESPERION THERAPEUTICS, INC.

                           (Name of Subject Company)

                          ESPERION THERAPEUTICS, INC.

                      (Name of Person(s) Filing Statement)

                             ---------------------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                             ---------------------

                                  29664R 10 6
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             ROGER S. NEWTON, PH.D.
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          ESPERION THERAPEUTICS, INC.
                            3621 SOUTH STATE STREET
                                 695 KMS PLACE
                              ANN ARBOR, MI 48108
                                 (734) 332-0506
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                             LINDA L. GRIGGS, ESQ.
                          MORGAN, LEWIS & BOCKIUS LLP
                          1111 PENNSYLVANIA AVENUE, NW
                              WASHINGTON, DC 20004
                           TELEPHONE: (202) 739-5245
                           FACSIMILE: (202) 739-3001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

ITEM 1.  SUBJECT COMPANY INFORMATION.

NAME AND ADDRESS.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Esperion Therapeutics, Inc., a Delaware corporation (the "Company" or "Esperion"). The principal executive offices of the Company are located at 3621 South State Street, 695 KMS Place, Ann Arbor, MI 48108. The telephone number at the principal executive offices of the Company is (734) 332-0506.

SECURITIES.

     The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $0.001 per share, of the Company (the "Common Stock"). As of January 2, 2004, there were 34,118,527 shares of Common Stock outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

NAME AND ADDRESS.

     The name, business address and business telephone number of the Company, which is the person filing this Schedule 14D-9 and is also the subject company, are set forth in Item 1 above under the caption "Name and Address."

TENDER OFFER.

     This Schedule 14D-9 relates to the tender offer by Enzo Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Pfizer Inc., a Delaware corporation ("Parent" or "Pfizer"), relating to the shares of Common Stock and as disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Purchaser and Parent with the Securities and Exchange Commission (the "SEC") on January 6, 2004.

     As described in the Schedule TO, Purchaser has offered to purchase all of the outstanding shares of Common Stock at a price of $35.00 per share, net to the selling stockholders in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase dated January 6, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the "Offer"). Copies of the Offer to Purchase and related Letter of Transmittal are filed as Exhibits
(a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO and are incorporated herein by reference.

     As set forth in the Schedule TO, Purchaser's and Parent's principal executive offices are both located at Pfizer Inc., 235 East 42nd Street, New York, New York 10017.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 19, 2003 (as such agreement may be amended and supplemented from time to time, the "Merger Agreement"), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, for (1) the making of the Offer and (2) the merger of Purchaser with and into the Company as soon as practicable after the satisfaction or waiver of the conditions set forth in the Merger Agreement (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and as a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each share of Common Stock then outstanding (other than shares (i) owned by Parent, the Company, any wholly-owned subsidiary of Parent or the Company or (ii) held by holders who have properly demanded and perfected their appraisal rights under Section 262 of the Delaware General Corporation Law statute (the "DGCL")) will be converted into the right to receive the Offer Price in cash, without interest thereon (the "Merger Consideration"), upon surrender of the certificate representing such share and compliance with the other provisions of the Offer. The Merger Agreement is more fully described in
Item 3 of
this Schedule 14D-9. A copy of the Merger Agreement has been filed as Exhibit
99.2 to the Form 8-K filed by the Company on December 23, 2003, and is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Except as described in this statement (including the Exhibits and Annex A hereto, the "Information Statement"), there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (a) the Company's executive officers, directors or affiliates or (b) Parent or any of its executive officers, directors or affiliates.

(A) ARRANGEMENTS WITH EXECUTIVE OFFICERS AND DIRECTORS OF THE COMPANY.

     Certain material agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers are described in the Information Statement pursuant to Rule 14f-1 under the Securities Exchange Act of 1934, as amended. The Information Statement is attached hereto as Annex A and is incorporated herein by reference.

     Certain of the members of the Company's management and board of directors (the "Board") have financial interests in the Merger that are in addition to their interests as stockholders of the Company. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement.

     Existing Employment Agreements with the Company. In addition to the existing letter agreements with Drs. Newton, Krause and Dasseux, and Messrs. Mayleben and Frank E. Thomas, described in Annex A hereto, the Company is also a party to letter agreements with Dr. Adeoye Y. Olukotun, Senior Vice President, Clinical and Regulatory Affairs and Chief Medical Officer of the Company, and William F. Brinkerhoff, Vice President, Business Development of the Company, dated as of June 4, 2003 and April 19, 2002, respectively, which each specify an initial base salary amount and the right to receive an annual bonus in an amount up to 25% of base salary or 20% of base salary, respectively, based on specific achievement of performance milestones. The employment relationship of each of these officers with the Company is that of employment at will. If the Company terminates the employment of any of these officers without cause, the terminated officer will receive his salary and benefits for six months after termination of employment. In connection with these letter agreements, the officers entered into non-competition and confidentiality agreements with the Company.

     Stock Options and Employee Stock Purchase Plan. Under the terms of the Merger Agreement and the Company's stock option plans, each option outstanding pursuant to the Company's employee stock option plan will be treated as described below.

     At the effective time of the Merger, each outstanding vested option will be surrendered and cancelled and only entitle the holder to receive an amount in cash from the Surviving Corporation equal to the product of (i) the total number of shares of Common Stock subject to the vested option and (ii) the excess, if any, of the per share cash consideration paid in the Merger over the per share exercise price of the vested option.

     At the effective time of the Merger, except as described below with respect to non-employee directors, each outstanding unvested option will be surrendered and cancelled and the holder of the cancelled unvested option will be entitled to receive the following amounts from the Surviving Corporation:

          (A) Immediately following the Merger, the holder will receive 50% of the option value, calculated, with respect to each unvested option, as the product of (i) the total number of shares of Common Stock subject to the unvested options and (ii) the excess, if any, of the per share cash consideration paid in the Merger over the per share exercise price of such unvested option.

          (B) Except with respect to certain officers of the Company, as discussed below, the remainder of the option value of cancelled unvested options will be paid with interest on each date following the effective date of the Merger on which the option would have vested had it not been cancelled, provided the holder continues to be an employee of the Surviving Corporation, Parent or any of their affiliates on such vesting date.

          (C) With respect to the cancelled unvested options of the executive officers of the Company and four other Company officers, the remainder of the option value of the cancelled unvested options will be paid with interest on the third anniversary of the effective date of the Merger, provided the holder continues to be an employee of the Surviving Corporation, Parent or any of their affiliates on that date.

     If the employment with the Surviving Corporation, Parent or any of their affiliates of any holder of a cancelled unvested option is terminated by the Surviving Corporation, Parent or any of their affiliates without cause, or if the holder's employment is terminated by the holder with good reason, or due to the holder's death or disability, the Surviving Corporation will immediately pay to the holder the balance of the unpaid value of the cancelled unvested option with interest. The right to payment of the balance of the unpaid value of the cancelled unvested options will be forfeited if the holder's employment is terminated for cause by the Surviving Corporation, the Parent or any of their affiliates, or without good reason by the holder.

     If an option holder's employment with the Company is terminated by the Company other than for cause, or by the holder with good reason, on or after the date of the consummation of the Offer and before the effective time of the Merger, the holder's options (vested and unvested) will not terminate in connection with such termination of employment and will be treated as outstanding immediately before the effective date of the Merger.

     At the consummation of the Offer, all options held by non-employee members of the Board will become fully vested, and at the effective time of the Merger each such unexercised option will be surrendered and cancelled and entitle the holder to receive an amount in cash from the Surviving Corporation equal to the sum of the products of (i) the total number of shares of Common Stock subject to each of the options and (ii) the excess, if any, of the per share cash consideration paid in the Merger over the per share exercise price of such options.

     Employee Stock Purchase Plan. The Company's employee stock purchase plan will be terminated effective January 1, 2004, subject to consummation of the Offer.

     Accelerated Performance Bonuses. The Company has accelerated the payment to certain eligible employees of the annual cash performance bonuses that were granted in respect of 2003, and normally would be paid in the first quarter of 2004, by causing such bonuses to be paid in 2003 in an aggregate amount that, under the Merger Agreement, may not exceed $1,050,000.

     Section 16 Matters. Prior to the effective time of the Merger, the Company will take all such steps as may be required to cause any dispositions of Company Common Stock or options resulting from the Merger by each officer and director who is subject to the reporting requirements of Section 16(a) of the Exchange Act, to be exempt from liability under Rule 16b-3 under the Exchange Act.

     Indemnification and Insurance. Under the Merger Agreement, Parent has agreed that the Certificate of Incorporation and Bylaws of the Surviving Corporation will, with respect to indemnification of officers, directors, employees and agents, not be amended or repealed for a period of six years after the completion of the Merger in any manner that would adversely affect the rights of the persons who were indemnified prior to completion of the Merger, unless such amendment is required by law. Parent and the Surviving Corporation shall jointly and severally indemnify, defend and hold harmless, the present and former officers, directors and employees of the Company or any of its subsidiaries, in their capacities as such, in accordance with the Certificate of Incorporation and Bylaws, or other charter documents, of the Company and its subsidiaries and any agreements or contracts maintained by the Company and its subsidiaries, to the fullest extent permitted by the terms thereof against all losses, expenses, claims, damages and liabilities arising out of or pertaining to the Offer or the Merger or otherwise with respect to acts or omissions occurring on or prior to completion of the Merger. For six years after completion of the Merger, Parent will cause the Surviving Corporation to maintain officers' and directors' liability insurance in respect of matters occurring at or prior to completion of the Merger covering each such person covered immediately prior to completion of the Merger by the Company's officers' and directors' liability insurance policy with as least the same coverage containing terms and conditions that are not materially less favorable to those of such policy in effect on the date of the Merger Agreement, provided that in satisfying its obligation with respect to the maintenance of insurance, Parent will not be obligated to cause the Surviving Corporation to pay premiums in excess of 150% of the current amount per annum paid by the Company.

(B) AGREEMENTS WITH PARENT.

     The Confidentiality Agreement. On June 25, 2002, the Company and Parent entered into a confidentiality agreement in connection with their mutual consideration of a possible transaction between the Company or its subsidiaries, affiliates or joint ventures and Parent or its subsidiaries, affiliates or joint ventures. The summary of that agreement and amendments thereto dated September 5, 2003, September 6, 2003, and December 2, 2003, contained in the Section titled "Purpose of the Offer and the Merger; Plans for Esperion; The Merger Agreement; Confidentiality Agreement" of the Offer to Purchase, dated January 6, 2004, which is filed as Exhibit (a)(1)(A) to the Schedule TO and which is being mailed to stockholders together with this Schedule 14D-9, is incorporated herein by reference.

     The Merger Agreement. The summary of the Merger Agreement and the statement of the conditions of the Offer contained in the Sections titled "Terms of the Offer" and "Certain Conditions to the Offer," respectively, of the Offer to Purchase, dated January 6, 2004, which is filed as Exhibit (a)(1)(A) to the Schedule TO and which is being mailed to stockholders together with this Statement, are incorporated herein by reference. The summary and description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit 99.2 to the Form 8-K filed by the Company on December 23, 2003 and is incorporated herein by reference. In connection with the negotiation of the Merger Agreement, the Company amended the Rights Agreement dated as of April 18, 2002, as previously amended on November 26, 2002 and July 29, 2003, by and between the Company and StockTrans, Inc., as rights agent (the "Rights Agreement"), to render it inapplicable to the transactions contemplated by the Merger Agreement.

     The Collaboration and License Agreement. In connection with the execution of the Merger Agreement, the Company executed an amendment to the Collaboration and License Agreement, dated June 24, 1998 (the "Pharmacia Agreement"), between the Company and Pharmacia AB ("Pharmacia"), which is now a subsidiary of Parent.

     Under the terms of the original Pharmacia Agreement, among other things, the Company acquired from Pharmacia exclusive worldwide rights to certain technology used to develop the Company's ETC-216 ("AIM") product candidate, including for certain fees and milestone payments, and Pharmacia has the right to co-develop and exclusively market AIM outside the United States and Canada once the Company completes Phase IIb clinical trials and the right of first negotiation if the Company wishes to pursue a co-development and co-promotion arrangement in the United States and Canada with respect to the AIM product candidate.

     The amendment to the Pharmacia Agreement provides that if the Merger Agreement terminates and a termination fee is payable by the Company to Parent, Pharmacia will thereafter have the right to elect to license from the Company the exclusive right to develop, manufacture and market everywhere in the world pharmaceutical products that include AIM as their active ingredient. If Pharmacia exercises this right, it would be required to pay $100,000,000 to the Company at the time the election is made and an additional $100,000,000 in the event that the FDA issues a final approval for a licensed product. Additionally, Pharmacia would be obligated to pay to the Company a 15% annual royalty on net sales of the licensed products in the United States and Canada, in addition to the royalties payable under the original agreement for net sales elsewhere in the world. Pharmacia would also assume all development and manufacturing costs. This summary of the Agreement and the amendment thereto is qualified in its entirety by reference to the full text of the agreement and amendment, which have been filed as Exhibits (e)(2) and (e)(3), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

BACKGROUND OF THE TRANSACTION

     In June 1998, the Company entered into the original Pharmacia Agreement described above.

     Since 1998, the Company's management periodically explored and assessed, and discussed with the Board, strategic alternatives for the Company, including, among other things, strategies to grow the Company's business and operations through co-development/co-promotion partnerships and licensing agreements with large pharmaceutical companies, including Pfizer.

     In mid-March 2002, at the American College of Cardiology Meetings in Atlanta, GA, Esperion's chief executive officer spoke with Pfizer's former clinical vice president for marketed cardiovascular products about a potential partnering opportunity. At about the same time, Pfizer received and reviewed a non-confidential data package from Esperion.

     In mid-to-late June 2002, the Company's vice president for business development contacted Pfizer about Esperion's interest in exploring partnerships relating to the development and commercialization of its leading product candidates.

     On June 25, 2002, the Company entered into the confidentiality agreement with Pfizer, referred to above, which related to the disclosure by the Company to Pfizer of certain proprietary information relating to ETC-642 and ETC-588 in order to explore a potential co-development/co-promotion collaboration with Pfizer with respect to these product candidates.

     Also on June 25, 2002, the Company held a meeting with Pharmacia to discuss AIM and other Esperion product candidate development programs and to explore a potential co-development/co-promotion collaboration with Pharmacia with respect to these product candidates.

     On July 31, 2002, Pharmacia and Pfizer entered into a merger agreement whereby Pharmacia subsequently became a wholly-owned subsidiary of Pfizer.

     On August 28, 2002, the Company held a scientific meeting with Pfizer in New London, Connecticut to discuss the ETC-642 and ETC-588 development programs.

     During the second half of 2002, senior management of Esperion initiated a more formalized process to speak with various large pharmaceutical companies potentially interested in pursuing a strategic partnership relating to one or more of Esperion's four major compounds, AIM, ETC-588, ETC-642, and ETC-1001. Thereafter, Esperion had preliminary discussions with many of the major domestic and foreign pharmaceutical organizations, including Pfizer, to assess opportunities of mutual interest. The Company's chief executive officer and its chief operating officer/chief financial officer (the "chief operating officer") regularly reviewed with the Board the status of these discussions and Esperion's strategic plans for ensuring the long-term success of Esperion and plans for maximizing stockholder value.

     On April 16, 2003, Pfizer completed its merger with Pharmacia. A representative of Pfizer contacted Esperion's vice president for business development and indicated that Pfizer would like to discuss ETC-216 with Esperion. As a result of this merger, Pfizer indirectly succeeded to Pharmacia's rights to AIM under the Pharmacia Agreement.

     Esperion entered into amendments to the confidentiality agreement then in effect with Pfizer on September 5, 2003 and September 6, 2003, in order to include AIM within the scope of the product candidates that Pfizer would want to consider as part of a co-development/co-promotion or other agreement.

     On September 8, 2003, the Company held a scientific meeting with Pfizer to discuss the AIM, ETC-642 and ETC-588 development programs. This was followed by a technical due diligence meeting at Esperion's offices for these programs on October 13 and 14, 2003 and a commercial assessment meeting in New York City on October 27, 2003. The Company provided a term sheet proposal for collaboration on these programs to Pfizer on November 3, 2003. Pfizer conducted due diligence efforts relating to these product candidates in November and December 2003.

     In early November 2003, one of the major pharmaceutical companies with which the Company was discussing a possible partnership agreement advised the Company that it was interested in discussing a possible acquisition of the Company. Later in November 2003, another entity expressed a similar interest in discussing a possible acquisition of the Company. On November 14, 2003, the Board determined to engage Lehman Brothers Inc. ("Lehman Brothers") to act as its financial advisor in connection with a possible sale of the Company.

     On November 10, 2003, the Company requested Pfizer to respond to the November 3 product collaboration term sheet. On November 13, 2003, Pfizer's vice president of licensing called representatives of Esperion to communicate Pfizer's interest in a broad co-development/co-promotion collaboration on AIM, ETC-588 and ETC-642.

     On November 19, 2003, representatives of Pfizer contacted Esperion's chief executive officer regarding the possibility of exploring strategic relationships with Esperion, including a potential acquisition.

     Thereafter, until mid-December 2003, Lehman Brothers, after consultation with senior management of the Company, contacted a number of major pharmaceutical companies, including Pfizer, to determine whether they might have an interest in acquiring Esperion.

     On November 24, 2003, Esperion management discussed by telephone conference call the Pfizer inquiry with the Board, representatives of Lehman Brothers and Esperion's outside legal counsel, Morgan, Lewis & Bockius LLP ("Morgan Lewis").

     On November 24, 2003, representatives of Pfizer contacted the Company's chief executive officer and chief operating officer to express an initial interest in the acquisition of Esperion by Pfizer at a price range of between $30 to $35 per share of Common Stock. Thereafter, the Board met by telephone conference call and discussed Pfizer's initial expression of interest with Lehman Brothers, Morgan Lewis and members of management. In addition, the Board, Morgan Lewis and members of management discussed the fiduciary duties of the Board in light of this initial expression of interest by Pfizer. The Board also instructed management to continue to pursue other partnering and licensing agreements that the Company was then actively negotiating.

     On November 25, 2003, Pfizer delivered a due diligence request list to Esperion requesting certain confidential information of the Company that Pfizer would need to review in order to make a determination as to whether it was willing to engage in further discussions regarding a potential acquisition of the Company.

     On November 26, 2003, the Board met by telephone conference call and discussed developments regarding Pfizer and the possible sale of the Company with representatives of Lehman Brothers and Morgan Lewis and members of the Company's management.

     On November 28, 2003, after discussing such agreements for more than a year, the Company's Compensation Committee approved the final terms of change of control agreements with management (the "Change of Control Agreements") that would provide, among other things, that, in the event the management member were to be terminated without cause or to resign with good reason within two years after a change of control of the Company, all of the unvested options then held by such management member would accelerate and become immediately exercisable and such management member would be entitled to receive a severance payment equal to 100% (150% in the cases of the chief executive officer and the chief operating officer) of the then current annual compensation receivable by such management member.

     On November 29, 2003, the Board received a memorandum prepared by Morgan Lewis outlining the Board's fiduciary duties in situations where third parties express interest in a potential acquisition of the Company.

     On December 2, 2003, the Board met by telephone conference call with representatives of Lehman Brothers, Morgan Lewis and management being present. At this meeting, the status of contacts and discussions with a number of different companies, including Pfizer, was discussed. The Board instructed management to provide Pfizer with an initial response to Pfizer's due diligence request list and to continue to negotiate the partnering and licensing agreements that the Company was then negotiating and also to continue to explore the possible sale of the Company to other parties.

     Also on December 2, 2003, the Company provided Pfizer with a proposed amendment to the confidentiality agreement then in effect in order to provide Pfizer with access to additional non-public information about the Company.

     Between December 3, 2003 and December 5, 2003, the Company and another party negotiated the terms of an amendment to that other party's confidentiality agreement with the Company to enable that party to conduct due diligence to determine whether it might want to acquire the Company.

     On December 4, 2003, Pfizer and the Company finalized their negotiations of the amendment to the confidentiality agreement and executed the amendment. Following the execution of the amendment, Pfizer was granted access to additional non-public information about the Company.

     On December 5, 2003, the other potential acquiror and the Company executed the amendment to that company's confidentiality agreement and contemporaneously the other potential acquiror was granted access to the same confidential information of the Company that was provided to Pfizer. Although this potential acquiror conducted such corporate and product candidate due diligence and two other companies met with the Company's management to discuss the Company's product candidates, except for the agreement discussed herein with Pfizer, neither Lehman Brothers nor management of the Company have received any written offers from any third parties regarding a potential acquisition of Esperion.

     Also on December 5, 2003, a representative of Pfizer contacted the Company's chief executive officer to discuss the potential acquisition of Esperion and committed to providing the Company with a price per share for the Company's Common Stock by December 10, 2003.

     On December 9, 2003, Esperion formally executed an agreement retaining Lehman Brothers as the Company's financial advisor in connection with a potential sale of the Company.

     During the morning of December 10, 2003, the other potential acquiror contacted the Company's chief executive officer and chief operating officer to say it would not seek to proceed with an acquisition of Esperion.

     During the evening of December 11, 2003, representatives of Lazard Freres & Co. LLC ("Lazard"), Pfizer's financial advisor, contacted representatives of Lehman Brothers to discuss a potential acquisition of Esperion by Pfizer at a price of $35 per share, subject to approval by Pfizer's board, satisfactory completion of due diligence and negotiation of the terms and conditions of a mutually acceptable merger agreement.

     On December 12, 2003, representatives of Pfizer contacted the Company's chief executive officer and chief operating officer to reiterate the discussion between the companies' financial advisors. The companies' representatives also discussed an agenda and timeline for further discussions.

     On December 12, 2003, the Board and representatives of management, Morgan Lewis and Lehman Brothers met by telephone conference call to discuss the status of discussions with Pfizer, the termination of discussions with the other potential acquiror and the status of negotiations with other parties on proposed strategic collaborations, partnering and licensing agreements. At the conclusion of the meeting, the Board instructed management to continue discussions with Pfizer, but also to continue strategic collaboration, partnering and license agreement negotiations. The Board also determined to seek a higher price from Pfizer.

     On December 13, 2003, Morgan Lewis distributed a draft merger agreement to representatives of Pfizer's outside counsel, Cadwalader Wickersham & Taft LLP ("Cadwalader").

     On December 15, 2003, the Company's chief executive officer, chief operating officer and the lead independent outside director on the Board attended meetings in New York City with representatives of Pfizer, including, among others, its chief executive officer and chief financial officer, for the purpose of discussing the potential acquisition of Esperion by Pfizer. During these meetings, Pfizer informed the Company's representatives that it would consider a variety of partnering alternatives, including an acquisition of 100% of the shares of Common Stock.

     On the night of December 15, 2003, after careful consideration of the timing and quality of the negotiations on partnering and licensing agreements with other parties, representatives of the Company contacted representatives of Pfizer to advise them that, due to timing constraints, Pfizer's only option for a strategic transaction with Esperion would be an acquisition of 100% of the shares of Common Stock. The representatives of Pfizer indicated that they would discuss a potential acquisition of Esperion the following morning.

     On the morning of December 16, 2003, the Board, management and representatives of Morgan Lewis and Lehman Brothers met by telephone conference call to discuss the status of negotiations with Pfizer. During this teleconference, the Company's chief executive officer received a telephone call from Pfizer's chief executive officer, who indicated that he would recommend to the Pfizer board the acquisition of Esperion. The Board approved further negotiations with Pfizer, and reiterated its views that the price per share of Common Stock should be $35 or more and that a definitive agreement must be entered into no later than December 19, 2003, due to timing constraints associated with partnering and licensing agreements that the Company was still actively negotiating.

     On December 17, 2003, Cadwalader delivered to Morgan Lewis Pfizer's comments on the Morgan Lewis draft of the merger agreement. In addition, on December 17, 2003, Cadwalader delivered an initial draft of an amendment to the Pharmacia Agreement to representatives of Esperion and Morgan Lewis.

     Also on December 17, 2003, the Board, management and representatives of Morgan Lewis and Lehman Brothers met by telephone conference call to discuss the status of negotiations with Pfizer. The Board instructed management to continue pursuing the negotiations with Pfizer and to seek a price higher than $35 per share of Common Stock, while simultaneously continuing to negotiate the partnering and licensing agreements the Company was then still actively negotiating. The Board also appointed a strategy committee of the Board to consider price and other issues with Pfizer.

     On the same day, December 17, 2003, representatives of Cadwalader and Morgan Lewis met to discuss and negotiate the terms of the merger agreement while representatives of Cadwalader and Pfizer continued to perform due diligence.

     Also on December 17, 2003, representatives of Lehman Brothers discussed by telephone certain terms of the merger agreement with Lazard. At this meeting, Lehman Brothers reiterated the Company's interest in an acquisition price per share of Common Stock higher than $35.

     On December 17, 2003, the Company's chief executive officer and chief operating officer met with representatives of Pfizer to discuss other merger-related issues.

     On December 18, 2003, the Corporate Strategy Committee appointed by the Board met by telephone conference call with representatives of management, Lehman Brothers and Morgan Lewis and reviewed the status of negotiations with Pfizer.

     Later in the evening on December 18, 2003, representatives of the Company, as well as representatives of Morgan Lewis and Lehman Brothers, met with representatives of Pfizer, as well as representatives of Cadwalader and Lazard, to negotiate the open business issues in the merger agreement. At this meeting, the companies agreed that they would proceed with the transaction only if:

     - the acquisition were structured as a cash tender offer for all of the Common Stock at a price per share of $35,

     - the Pharmacia Agreement relating to AIM was amended on mutually agreeable terms to provide for an exclusive license to Pfizer to manufacture and commercialize AIM in the event that the merger agreement terminated and the Company was obligated to pay a termination fee to Pfizer, and

     - mutually agreeable terms could be reached as to treatment of outstanding employee options to purchase shares of Common Stock.

     Representatives of the Company, together with representatives of Morgan Lewis and Lehman Brothers, held various teleconferences with the Company's chief executive officer to discuss the terms of the Pfizer offer, and the Company's representatives continued to negotiate the key terms of the merger agreement with Pfizer throughout the evening. In addition, the parties discussed the need for the Company to rescind the Change of Control Agreements executed by management to facilitate the structuring of the potential acquisition as a tender offer.

     On December 19, 2003, the final terms of the Pfizer offer were agreed, subject to completion of the merger agreement and the amendment to the Pharmacia Agreement and approval of the Board.

     During the afternoon on December 19, 2003, a meeting of the Board was held, at which all of the directors of the Company were present by telephone conference call, as well as representatives of Lehman Brothers and Morgan Lewis. At the meeting, Morgan Lewis discussed with the Board the material terms of the merger agreement and the related transactions. Representatives from Morgan Lewis also reviewed with the Board its fiduciary duties in the context of the transaction. Representatives of the Company provided the Board with a summary of the history of the transaction, including a discussion regarding the process undertaken in negotiating the merger agreement with Pfizer. The Company's chief operating officer also reviewed with the Board the proposed economic and other terms of the proposed amendment to the Pharmacia Agreement. Lehman Brothers then reviewed with the Board a detailed analysis of the financial terms of the proposed transaction and provided an oral opinion, which was subsequently confirmed by receipt of a written opinion dated the same date that, as of such date and based upon and subject to certain considerations and assumptions stated therein, the consideration to be offered to Esperion stockholders in connection with Pfizer's tender offer was fair to such stockholders from a financial point of view. Following further discussion, the Board unanimously approved the merger agreement and the related matters, and voted to recommend Pfizer's tender offer to the Company's stockholders. The Board also authorized its Compensation Committee to approve the final treatment of outstanding stock options and authorized the officers of the Company to execute the definitive merger agreement and the related transaction documents and obtain the necessary revocations of the Change of Control Agreements. Subsequent to the full Board meeting, the Compensation Committee of the Board met separately by conference telephone conference call with representatives of Morgan Lewis being present and approved the treatment of outstanding stock options set forth in the merger agreement. Also on December 19, 2003, the revocations of the Change of Control Agreements were made effective.

     Following the meeting of the Board and the meeting of the Compensation Committee, the Company and Pfizer and its subsidiary executed the Merger Agreement as of December 19, 2003.

     On December 21, 2003, Esperion and Pfizer issued a joint press release announcing the execution of the Merger Agreement.

REASONS FOR THE OFFER AND THE MERGER

     At a meeting held on December 19, 2003, the Board took the following unanimous actions:

     - Determined that the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the amendment to the Pharmacia Agreement are fair to and in the best interests of the Company and its stockholders;

     - Approved and declared advisable the Merger Agreement, the Offer, Merger and the other transactions contemplated by the Merger Agreement, including the amendment to the Pharmacia Agreement; and

     - Determined to recommend that the Company's stockholders accept the Offer and tender their shares of Common Stock in the Offer and, if necessary under applicable law, following the Offer approve and adopt the Merger Agreement.

  BASIS FOR BOARD ACTION

     In approving the Merger Agreement and the transactions contemplated thereby, and recommending that the Company's stockholders accept the Offer and tender their shares of Common Stock pursuant to the terms of the Offer, and, if necessary under applicable law, following the Offer approve and adopt the Merger Agreement and the Merger, the Board considered a number of factors that support its approval and recommendation, including:

     Market Premium. The Board considered the historical market prices and recent trading activity and trading range of the shares of Common Stock, including the fact that the Offer Price represented (a) a premium of approximately 55% over the $22.57 closing price of the shares of Common Stock on the Nasdaq National Market on December 18, 2003, the last full trading day prior to the meeting of the Board to approve the Merger Agreement, and (b) a premium of approximately 54% over the average closing price of the shares of Common Stock on the Nasdaq National Market for the preceding 20 trading days. The Board also recognized, however, as discussed below, the possibility that the market price did not fully reflect the appropriate value of the Company because of the 9,726,900 shares of Common Stock beneficially owned by Scott Sacane, Durus Capital Management, LLC, Durus Capital Management (N.A.), LLC (together, the ("Sacane Group"), Durus Life Sciences Master Fund, Ltd. (the "Master Fund"), and Artal Long Biotech Portfolio, and the expected recovery of the short-swing profits resulting from certain transactions made by the Master Fund that are subject to Section 16(b) of the Securities Exchange Act of 1934, as amended.

     Strategic Alternatives. The Board considered all of the risks that the Company's stockholders would continue to face unless the Company agreed to be acquired for cash by a company interested in assuming those risks. These risks include the need for the Company to finance its research and development activities and the commercialization of any products approved by the FDA through licensing and other agreements because the Company is a development stage company with a history of losses and the inability to independently conduct clinical trials and obtain regulatory approvals for its product candidates; the risk that the Company's product candidates will never be successfully developed and commercialized because they are based on unproven technology and therapeutic approvals that have never been widely tested or approved for marketing, that is, the treatment of cardiovascular disease based upon the beneficial properties of high density lipoprotein to remove excess cholesterol and other lipids from artery walls and other tissues ("HDL Therapies"), and the other risks that the Company has disclosed in its annual report on Form 10-K for its 2002 fiscal year and its July 2003 registration statement. The Board also considered the process, undertaken in response to an unsolicited indication of interest to acquire the Company, to solicit third party indications of interest in an acquisition of the Company while it continued to explore collaboration and licensing agreements, and the fact that no other party presented the Company with a definitive proposal to acquire all of the outstanding shares of Common Stock.

     Lehman Brothers' Fairness Opinion. The Board considered the opinion of Lehman Brothers delivered to the Board on December 19, 2003 that, as of that date, based upon and subject to certain considerations and assumptions stated in its written opinion, the consideration to be offered to holders of shares of Common Stock pursuant to the Merger Agreement was fair from a financial point of view to such holders. A copy of the written opinion rendered by Lehman Brothers to the Board, setting forth the procedures followed, the matters considered, the assumptions made and limitations on the review undertaken by Lehman Brothers in arriving at its opinion, is attached hereto as Annex B and incorporated herein by reference. Stockholders are urged to read this opinion in its entirety. The opinion of Lehman Brothers was presented for the benefit of the Board in connection with its consideration of the Merger Agreement and is directed only to the fairness of the consideration to be offered to the holders of shares of Common Stock pursuant to the Offer and the Merger. The opinion does not constitute a recommendation to any stockholder as to whether such stockholder should tender any shares of Common Stock pursuant to the Offer or how such stockholder should vote on the proposed Merger or any matter related thereto. The Board was aware that Lehman Brothers became entitled to certain fees upon the delivery of its fairness opinion and certain fees contingent upon consummation of the Offer. See Item 5 -- "Persons/Assets Retained, Employed, Compensated or Used."

     Management's Recommendation. The Board considered the presentations by, and discussions with, management of the Company and representatives of the Company's financial and outside legal advisors regarding the Offer and the Merger.

     Terms of the Merger Agreement. The Board considered the fact that the terms of the Merger Agreement were determined through arm's-length negotiations between the Company and its outside legal and financial advisors, on the one hand, and Parent and its legal and financial advisors, on the other. Among other provisions of the Merger Agreement considered important by the Board were:

     - the "fiduciary out" provisions of the Merger Agreement, which permit another qualified person to make a superior offer and the Board to respond to such an offer and, in certain circumstances, to terminate the Merger Agreement;

     - the fact that the Merger Agreement provides for a prompt tender offer that consists of cash for all of the Company's shares of Common Stock to be followed by a second step merger for the same cash consideration, thereby enabling the Company's stockholders to obtain the benefits of the transaction at the earliest possible time; and

     - the absence of any financing condition and the fact that Parent has available to it sufficient funds to consummate the Offer and the other transactions contemplated by the Merger Agreement.

     Likelihood of Success. The Board considered the likelihood of satisfaction of all conditions to consummation of the Offer and the likelihood of receipt of required regulatory approvals.

  OTHER CONSIDERATIONS

     The Board also considered certain negative factors, including the following:

     Loss of Future Profits. Since the stockholders of the Company will not receive stock of the Parent in the transaction, the Company's stockholders will lose the opportunity to participate in the potential success of the Company's HDL Therapies and in any future growth and profits of the Company. In addition, the Company's stockholders will not benefit from the expected synergies between the Company and Parent.

     Unlikelihood of a Superior Offer. The $40 million termination fee required by the terms of the Merger Agreement to be paid by the Company in certain circumstances would make it more costly for another potential purchaser to acquire the Company. In addition, the amendment to the Pharmacia Agreement with Parent's subsidiary, Pharmacia, which grants Pharmacia increased rights to AIM in the event the Merger Agreement is terminated and a termination fee is payable by the Company, may make the Company less attractive as an acquisition candidate to another potential purchaser.

     Possible Lower Premium. The market price of the shares of Common Stock may not fully reflect the appropriate value of the Company because of the market overhang represented by the 9,726,900 shares of Common Stock beneficially owned by the Master Fund and the Sacane Group. In addition, the historical market price of the shares of Common Stock may have been adversely affected by uncertainty as to whether the Company would be successful in resolving its litigation against the Master Fund and the Sacane Group relating to its recovery of short swing profits under Section 16(b) of the Securities Exchange Act of 1934, as amended, and as to the amount of such recovery. The Company has been discussing a settlement with the Master Fund and the Sacane Group, which would provide for, among other things, the Master Fund's agreement to pay the Company approximately $32 million of short-swing profits and the dismissal by the court of the Company's complaint filed against the Master Fund and the Sacane Group. Therefore, the Offer Price may represent a lower premium over the real value of the outstanding shares of Common Stock.

     The foregoing includes the material factors considered by the Board. In view of its many considerations, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the various individual factors considered. In addition, individual members of the Board may have given different weight to the various factors considered. The Board was also aware of and considered the fact that certain members of management and the Board had interests in the Merger that were in addition to their interests as stockholders of the Company. See Item 3 -- "Past Contacts, Transactions, Negotiations and Agreements, Arrangements with Executive Officers and Directors of the Company." After weighing all of these considerations, the Board unanimously determined to approve the Merger Agreement and the related matters and recommend that holders of shares of Common Stock tender their shares in the Offer and, if necessary under applicable law, following the Offer approve and adopt the Merger Agreement.

INTENT TO TENDER.

     After reasonable inquiry and to the Company's knowledge, each executive officer and director of the Company currently intends to tender all outstanding shares of Common Stock held of record or beneficially owned by such person to Purchaser in the Offer.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Company retained Lehman Brothers to provide financial advisory services in connection with the Offer and the Merger. Such services include the rendering of an opinion as to the fairness from a financial point of view of the stockholders of the Company of the consideration to be received in the Offer and the Merger. Pursuant to the terms of Lehman Brothers' engagement, the Company agreed to pay Lehman Brothers for its financial advisory services (i) a retainer of $150,000 that was paid upon the signing of the engagement agreement, (ii) a fee of 0.70% of the consideration payable upon a transaction occurring where control of 20% or more of the outstanding shares of Common Stock is transferred for consideration, and (iii) a fee of 10% of the estimated fee referred to in clause (ii) above upon the delivery of the opinion as to the fairness of the transaction. The Company also agreed to reimburse Lehman for reasonable expenses related to its engagement, including fees for its legal advisors. The Company further agreed to indemnify Lehman for certain costs, expenses and liabilities related to or arising out of its engagement.

     Lehman Brothers, as part of its investment banking business, is continually engaged in financial advisory roles, which may include, but are not limited to, equity and fixed income sales, trading and research, investment banking, private equity, general corporate and other services. Lehman Brothers underwrote the Company's sale of 4.434 million shares of Common Stock in August 2003. In the ordinary course of business, Lehman Brothers and its affiliates may actively trade or hold the shares of Common Stock for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     On December 31, 2003, pursuant to the Company's Employee Stock Purchase Plan, Dr. Krause purchased 54 shares of the Company's Common Stock at a purchase price of $16.75 per share.

     On December 30, 2003, Mr. Thomas exercised options for 1,000 shares of the Company's Common Stock under the Company's 2000 Equity Compensation Plan, and paid cash for the exercise price of $5.00 per share.

     On November 18, 2003, Dr. Olukotun exercised options for 3,200 shares of the Company's Common Stock under the Company's 2000 Equity Compensation Plan, and paid cash for the exercise price of $5.52 per share.

     On November 21, 2003, shares of the Company's Common Stock were allocated to certain participants' accounts under the Company's 401(k) Savings Plan, including the accounts of Dr. Newton, Mr. Mayleben, Dr. Krause, Mr. Thomas and Dr. Dasseux, in connection with a matching contribution in the form of Common Stock made by the Company to such Plan for the Plan Year 2002.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     Except as set forth in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

     - a tender offer or other acquisition of the Company's securities by the Company, any of its subsidiaries or any other person;

     - an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     - a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or

     - material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to one or more of the matters described above.

ITEM 8.  ADDITIONAL INFORMATION.

SECTION 14(f) INFORMATION STATEMENT.

     The Information Statement attached as Annex A hereto is being furnished in connection with the designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders. The summary description of the designation by Parent of certain persons to be appointed to the Board contained in the section of the Offer to Purchase titled "Purpose of the Offer and the Merger; Plans for Esperion; The Merger Agreement; Confidentiality Agreement -- Appointment of Directors after Acceptance for Payment of Shares Tendered in the Offer" is incorporated herein by reference. The Offer to Purchase is being mailed to stockholders together with this Schedule 14D-9. The summary description of the designation by Parent of certain persons to be appointed to the Board contained in the Offer to Purchase, which describes the material terms of such possible designation, is qualified by reference to the Merger Agreement, which has been filed as Exhibit 99.2 to the Form 8-K filed by the Company on December 23, 2003, and is incorporated herein by reference.

ANTI-TAKEOVER STATUTE.

     The Company is a Delaware corporation. Therefore, the provisions of Section 203 of the DGCL by their terms apply to the approval of the Offer and the Merger. The description of these provisions and their applicability to the approval of the Offer and the Merger contained in the section of the Offer to Purchase titled "Certain Legal Matters -- State Takeover Statutes" is incorporated herein by reference. The Offer to Purchase is being mailed to the Company's stockholders together with this Schedule 14D-9. At its meeting held on December 19, 2003, the Board unanimously approved the Merger Agreement and the transactions contemplated thereby, which approval rendered Section 203 of the DGCL inapplicable to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

APPRAISAL RIGHTS.

     Appraisal rights are not available as a result of the Offer. The description of the appraisal rights applicable to the Merger contained in the section of the Offer to Purchase titled "Purpose of the Offer and the Merger; Plans for Esperion; The Merger Agreement; Confidentiality Agreement -- Appraisal Rights" is incorporated herein by reference. The Offer to Purchase is being mailed to the Company's stockholders together with this Schedule 14D-9.

MERGER PROVISIONS.

     Under the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under the DGCL, a significantly longer period of time will be required to effect the Merger.

REGULATORY APPROVALS.

     Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Offer, the purchase of shares of Common Stock in the Offer may be consummated only after the expiration or termination of the applicable waiting period following the filing by Purchaser of a Notification and Report Form with respect to the Offer; the initial waiting period can be extended by Purchaser receiving a request for additional information or documentary material from the Antitrust Division of the United States Department of Justice or the Federal Trade Commission. The description of this regulatory approval process contained in the section of the Offer to Purchase titled "Certain Legal Matters -- Antitrust Laws" is incorporated herein by reference. The Offer to Purchase is being mailed to the Company's stockholders together with this Schedule 14D-9.

ITEM 9.  EXHIBITS.

 EXHIBIT
   NO.                              DESCRIPTION
 -------                            -----------
   (a)(1)   Offer to Purchase dated January 6, 2004 (incorporated herein by reference from Exhibit (a)(1)(A) to Purchaser's Tender
            Offer Statement on Schedule TO, filed by Purchaser with
            respect to the Company on January 6, 2004 (the "Schedule
            TO")).
   (a)(2)   Form of Letter of Transmittal (incorporated herein by
            reference from Exhibit (a)(1)(B) to the Schedule TO).
   (a)(3)   Summary Advertisement published January 6, 2004
            (incorporated herein by reference from Exhibit (a)(5)(B) to the Schedule TO).
   (a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust
            Companies and Other Nominees (incorporated herein by
            reference from Exhibit (a)(1)(E) to the Schedule TO).
   (a)(5)   Letter to Clients for Use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Other Nominees (incorporated
            herein by reference from Exhibit (a)(1)(D) to the Schedule
            TO).
   (a)(6)   Joint Press Release, dated December 21, 2003, regarding the proposed transaction between the Company, Purchaser and
            Parent (incorporated herein by reference from Exhibit 99.1 to the report on Form 8-K filed by the Company with the SEC on December 23, 2003).
 **(a)(7)   Letter to Stockholders of the Company dated January 6, 2003.
   (e)(1)   Agreement and Plan of Merger, dated as of December 19, 2003, by and among the Company, Purchaser and Parent (incorporated by reference from Exhibit 99.2 to the report on Form 8-K
            filed by the Company with the SEC on December 23, 2003.)
   (e)(2)   Collaboration and License Agreement between the Company and
            Pharmacia AB, dated June 24, 1998 (incorporated herein by
            reference from Exhibit 10.2 to Amendment No. 3 to the
            Company's Registration Statement on Form S-1 (File No.
            333-31032) filed on August 9, 2000).
   (e)(3)   Amendment No. 1 to License Agreement between the Company and
            Pharmacia AB, dated December 19, 2003, (incorporated herein by reference from Exhibit 10.1 to the report on Form 8-K by the Company on December 23, 2003).
   (e)(4)   License Agreement among Esperion Therapeutics, Inc. Jean
            Louis Dasseux as the Investors' Representative and the
            Investors named therein dated September 15, 1999
            (incorporated by reference from Exhibit 10.3 to Amendment
            No. 3 to the Company's Registration Statement on Form S-1
            (File No. 333-31032) filed on August 9, 2000).
   (e)(5)   Letter Agreement between William F. Brinkerhoff and Esperion
            Therapeutics, Inc. dated April 19, 2002 (incorporated by
            reference from Exhibit 10.44 to the Company's Quarterly
            Report on Form 10-Q for the quarter ended June 30, 2002).
   (e)(6)   Letter Agreement between Roger S. Newton, Ph.D. and Esperion
            Therapeutics, Inc. dated July 6, 1998 (incorporated by
            reference from Exhibit 10.49 to the Company's Annual Report for the fiscal year ended December 31, 2002).
   (e)(7)   Letter Agreement between Timothy M. Mayleben and Esperion
            Therapeutics, Inc. dated November 25, 1998 (incorporated by reference from Exhibit 10.50 to the Company's Annual Report for the fiscal year ended December 31, 2002).

 EXHIBIT
   NO.                              DESCRIPTION
 -------                            -----------
   (e)(8)   Letter Agreement between Brian R. Krause and Esperion
            Therapeutics, Inc. dated February 20, 2001 (incorporated by reference from Exhibit 10.51 to the Company's Annual Report for the fiscal year ended December 31, 2002).
   (e)(9)   Letter Agreement between Jean-Louis Dasseux and Esperion
            Therapeutics, Inc. dated December 9, 1998 (incorporated by reference from Exhibit 10.52 to the Company's Annual Report for the fiscal year ended December 31, 2002).
  (e)(10)   Letter Agreement between Roger S. Newton, Ph.D. and Esperion
            Therapeutics, Inc. dated February 26, 2000 (incorporated by reference from Exhibit 10.53 to the Company's Annual Report for the fiscal year ended December 31, 2002).
  (e)(11)   Letter Agreement between Adeoye Y. Olukotun and Esperion
            Therapeutics, Inc. dated June 4, 2003 (incorporated by
            reference from Exhibit 10.56 to the Company's Quarterly
            Report on Form 10-Q for the quarter ended June 30, 2003).

---------------

** Filed herewith.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          By:  /s/ ROGER S. NEWTON, PH.D.
                                            ------------------------------------
                                            Name: Roger S. Newton, Ph.D.
                                            Title: President and Chief Executive
                                              Officer

Dated: January 6, 2004

                                                                         ANNEX A

                          ESPERION THERAPEUTICS, INC.
                            3632 SOUTH STATE STREET
                                 695 KMS PLACE
                              ANN ARBOR, MI 48108

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(F) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14F-1 THEREUNDER
                             ---------------------
     This Information Statement is being mailed on or about January 6, 2004, as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Esperion Therapeutics, Inc. (the "Company" or "Esperion"). You are receiving this Information Statement in connection with the possible election of persons designated by Pfizer Inc., a Delaware corporation ("Parent"), to at least a majority of seats on the Board of Directors of the Company (the "Board").

     On December 19, 2003, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Enzo Acquisition Corp, a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser is commencing a tender offer to purchase all outstanding shares of common stock, par value $0.001 per share, of the Company ("Common Stock"), at a price per share of $35.00, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in Purchaser's Offer to Purchase, dated January 6, 2004, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits to both the Schedule 14D-9 and the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser and Parent with the Securities and Exchange Commission on January 6, 2004. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Delaware law, Purchaser will be merged with and into the Company (the "Merger"). Upon consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Common Stock (other than shares of Common Stock that are owned by Parent, Purchaser, any of their respective wholly owned subsidiaries and the Company, and shares held by stockholders of the Company who do not tender their shares of Common Stock in the Offer and who have properly demanded and perfected appraisal rights under
Section 262 of Delaware law) will be converted into the right to receive the Offer Price (or any adjusted price per Share paid in the Offer, as provided in the Merger Agreement), without interest thereon.

     The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9 to which this Information Statement is attached as Annex A. The Schedule 14D-9 was filed by the Company with the Securities and Exchange Commission on January 6, 2004, and is being mailed to stockholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Schedule 14D-9. Information set forth herein related to Parent, Purchaser or the Parent Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on January 6, 2004. The Offer is scheduled to expire at midnight, New York City time, on February 4, 2004, unless extended by Purchaser in accordance with the terms of the Merger Agreement.

                                    GENERAL

     The Common Stock is the only class of equity securities of the Company outstanding that is entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock is entitled to one vote. As of January 2, 2004, there were 34,118,527 shares of Common Stock outstanding. See "Security Ownership of Certain Beneficial Owners and Management -- Security Ownership" below.

             RIGHT TO DESIGNATE DIRECTORS AND THE PARENT DESIGNEES

THE BOARD OF DIRECTORS OF THE COMPANY.

     Pursuant to the Merger Agreement, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, effective upon Purchaser's acceptance for payment of, and payment for, shares of Common Stock pursuant to the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of the total number of directors on the Board (determined after giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by Parent or Purchaser bears to the total number of shares of Common Stock then outstanding (the "Parent Designees"). At such time, the Company is obligated to take all actions necessary to cause the Parent Designees to be elected to the Board, including increasing the number of directors and seeking and accepting the resignation of one or more existing directors. The Company has also agreed to use its reasonable best efforts to cause the Board's committees, the board of directors of each of the Company's subsidiaries and each committee of each such board to include Parent Designees constituting the same percentage of each such board or committee as the Parent Designees are of the Board. However, even if the Parent Designees are elected to the Board, until the Effective Time, the Company, Parent and Purchaser have agreed that the Board shall include at least two Continuing Directors (as defined below), and the Company has agreed to use its reasonable best efforts to ensure that the Board includes two Continuing Directors. Continuing Directors are directors of the Company who are not officers, employees or affiliates of the Company and who are independent directors of the Company as defined by the listing standards of The Nasdaq National Market.

NAME, AGE, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY.

     The following table contains information with respect to the Designees (including age as of the date hereof, business address, current principal occupation or employment and five-year employment history). The business address of each Designee is 235 East 42nd Street, New York, New York 10017, and its telephone number is (212) 733-2323.

NAME OF DESIGNEE                            AGE   PRINCIPAL OCCUPATION(S) DURING PAST FIVE YEARS
----------------                            ---   ----------------------------------------------
Phil Kerstein.............................  56    Vice President, Taxes of Parent since 1993.
David Reid................................  52    Special Legal Advisor, Legal Division, of
                                                  Parent since 1997, Managing Partner, Legal
                                                  Division since 2002.
Dr. John L. LaMattina.....................  53    President of Pfizer Global Research and
                                                  Development since 2003. Vice President of
                                                  Pfizer, Senior Vice President of Pfizer Global
                                                  Research and Development and President of
                                                  Research, Pfizer Global Research and
                                                  Development (1999 to October 2001). Senior
                                                  Vice President, Central Research of Pfizer
                                                  (1997 to 1999).
Margaret M. Foran.........................  49    Secretary of Pfizer since June of 2003. Vice
                                                  President, Corporate Governance of Pfizer
                                                  since 1999. Assistant Secretary of Pfizer
                                                  (1997 to 2003). Senior Corporate Counsel of
                                                  Pfizer (1997 to 1999).

     Parent has informed the Company that, to its knowledge, none of the Designees beneficially owns any equity securities, or rights to acquire any equity securities of the Company, has a familiar relationship with any director or executive officer of the Company or has been involved in any transactions with the Company or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules promulgated pursuant to the Exchange Act. Parent has informed the Company that each of the individuals listed above has consented to serve as a director, if so designated.

                   CURRENT BOARD OF DIRECTORS OF THE COMPANY

     The Company's Fifth Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that the number of directors of the Board shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Board and that the Board shall be divided into three Classes:
Class I, Class II and Class III. The number of directors in each class shall be equal, to the extent possible. The members of the respective classes serve for staggered three-year terms. Currently, there are six directors. The Class I directors are Henry E. Blair and Antonio M. Gotto, Jr., M.D., D.Phil. The Class II directors are Eileen M. More and Ronald M. Cresswell, Ph.D. The Class III directors are Roger S. Newton, Ph.D. and Susan B. Bayh.

Henry E. Blair, age 60

     Mr. Blair has served as a Director since May 2001. Mr. Blair is the chairperson of the Compensation Committee and a member of each of the Compensation Subcommittee, Corporate Strategy Committee and the Corporate Governance Committee. Since August 1995, Mr. Blair has served as Chairman of the Board and President, and, since April 1997, Chief Executive Officer of Dyax Corp., a publicly-held company that develops and commercializes new products for the pharmaceutical and biopharmaceutical industries based on its proprietary phage binding technology and affinity chromatography systems. Mr. Blair is a co-founder of Dyax Corp., and has served as a director and officer of Dyax Corp. since its formation in 1989. Mr. Blair is also a director of Genzyme Corporation, a publicly-held biotechnology company that he co-founded in 1981. Mr. Blair also co-founded Biocode, Inc., a privately-held brand protection company that was acquired by APAX, and GelTex Pharmaceuticals, Inc., a publicly-held biopharmaceutical company that was acquired by Genzyme Corporation. In addition, he is a member of the Strategic Advisory Group of GTC Biotherapeutics, a member of the Board of Overseers at the Tufts University School of Medicine and a member of the Board at the Center for Blood Research.

Antonio M. Gotto, Jr., M.D., D.Phil., age 68

     Dr. Gotto has served as a Director since August 2001 and is a member of each of the Compensation Committee and the Compensation Subcommittee. He is the Stephen and Suzanne Weiss Dean of the Joan and Sanford I. Weill Medical College of Cornell University, where he is also Professor of Medicine. In addition, Dr. Gotto currently serves as a member of the Board of Directors of Medtronic, Inc., a publicly-held company. Dr. Gotto's career has been focused on lipid and lipoprotein research and application of his research to the care of patients with cardiovascular disease. Previously, from 1971 to 1996, Dr. Gotto was at Baylor College of Medicine in Houston, Texas, where from 1977 to 1996 he served as the Bob and Vivian Smith Professor and Chairman of the Albert B. and Margaret
M. Alkek Department of Medicine and Chief of the Internal Medicine Service at The Methodist Hospital. During his years at Baylor, Dr. Gotto was also Scientific Director of The Michael E. DeBakey Heart Center from 1985 to 1996, and the J.S. Abercrombie Chair for Atherosclerosis and Lipoprotein Research from 1976 to 1996. Dr. Gotto received a doctorate of philosophy from Oxford University, where he was a Rhodes Scholar, and a medical degree from Vanderbilt University School of Medicine. He has served as President of the American Heart Association, as a member of the National Heart, Lung, and Blood Advisory Council, and on the National Diabetes Advisory Board.

Eileen M. More, age 57

     Ms. More has served as a Director since October 1999 and is the chairperson of the Audit Committee. Ms. More was formerly a General Partner and a Class B Limited Partner of Oak Investment Partners, a venture capital fund capitalized in excess of $700 million. Ms. More's areas of expertise include the biotechnology and telecommunications industries. Investments in early stage companies include among others Genzyme, Dyax, Pharmacopeia, Trophix Pharmaceuticals, Ribozyme Pharmaceuticals, Compaq Computer, Stratus, Octel, Network Equipment Technologies, Alkermes, Osteotech and Kera Vision. Ms. More currently serves as a director of the following privately-held companies: Halox Technologies Corporation, Teloquent Communications Corporation and Sopherion Therapeutics, Inc. Ms. More is a member of the licensing board of Children's Hospital in Boston as well as the Connecticut Venture Group. Ms. More was formerly a member of The Women's Leadership Board at Harvard.

Ronald M. Cresswell, Ph.D., age 69

     Dr. Cresswell has served as a Director since November 2001. Dr. Cresswell is the lead independent director, the chairperson of the Corporate Strategy Committee and a member of each of the Audit Committee and the Corporate Governance Committee. Dr. Cresswell currently serves as a director of Allergan, Inc. and CuraGen Corporation, both publicly-held companies, and is Chairman of Albachem Limited, a private contract research organization that provides custom peptides and proteins. Dr. Cresswell was the Senior Vice President and Chief Scientific Officer of Warner-Lambert Company, a publicly-held company, from October 1998 to September 1999. Dr. Cresswell joined Warner-Lambert in 1988, where he directed the development of the drug atorvastatin (Lipitor(R)) and where he also held the positions of Vice President and Chairman of the Parke-Davis Worldwide Pharmaceutical Research Division from 1989 until October 1998 and, prior to then, President of Research & Development of the Parke-Davis Pharmaceutical Research Division. Prior to joining Warner-Lambert, Dr. Cresswell served as the Chief Operating Officer for Laporte Industries, Ltd., an international chemical company, and held a broad range of research and development positions during his 25-year tenure at Burroughs Wellcome. Dr. Cresswell is also Chairman of the Scientific Advisory Board at the Life Sciences Institute at the University of Michigan and is a Fellow of the Royal Society of Edinburgh.

Roger S. Newton, Ph.D., age 53

     Dr. Newton has served as our President and Chief Executive Officer and as a Director since July 1998, and is a member of the Corporate Strategy Committee. From August 1981 until May 1998, Dr. Newton was employed at Parke-Davis Pharmaceutical Research, Warner-Lambert Company, a publicly-held company, including as a Distinguished Research Fellow in Vascular and Cardiac Diseases, and where he was also a co-discoverer, chairman of the discovery team and a member of the development team for the drug atorvastatin (Lipitor(R)). Dr. Newton received an A.B. in Biology from Lafayette College, an M.S. in Nutritional Biochemistry from the University of Connecticut and a Ph.D. in Nutrition from the University of California, Davis. Dr. Newton specialized in atherosclerosis research during a post-doctoral fellowship at the University of California, San Diego. He currently holds a faculty appointment in the Department of Pharmacology at the University of Michigan Medical School and is also a member of the American Heart Association's Council on Arteriosclerosis, Thrombosis and Vascular Biology. Since 2001, Dr. Newton has been a member of the Board of Directors of Rubicon Genomics, Inc., a privately-held company. He was formerly the Executive Director of the Great Lakes Venture Quest.

Susan B. Bayh, age 44

     Ms. Bayh has served as a Director since November 2001. Ms. Bayh is the chairperson of the Corporate Governance Committee and is a member of each of the Audit Committee and the Compensation Committee. Ms. Bayh currently serves as a director of Anthem Inc., Cubist Pharmaceuticals, Inc., Emmis Communications, Curis, Inc. and Dendreon Corporation, all publicly-held companies. She is also a Distinguished Visiting Professor at the College of Business Administration at Butler University, Indianapolis, Indiana. From 1989 to

1994, Ms. Bayh was an attorney in the Pharmaceutical Division of Eli Lilly, where she handled federal regulatory issues for marketing and medical affairs. Prior to 1989, Ms. Bayh worked at the law firms of Barnes & Thornburg and Gibson, Dunn & Crutcher LLP, where she specialized in litigation, antitrust and corporate law. She received a J.D. from the University of Southern California Law Center in California.

                             DIRECTOR COMPENSATION

     The Company reimburses each member of the Board for out-of-pocket expenses incurred in connection with attending meetings of the Board. The Company has also adopted a cash compensation arrangement for non-employee members of the Board that includes the payment of $2,500 for each regular meeting of the Board attended in person by the Chairman of the Board or Lead Independent Director, $2,000 for each regular meeting of the Board attended in person by other members of the Board, $1,250 for each regular meeting of the Board attended by teleconference by the Chairman of the Board or Lead Independent Director, $1,000 for each regular meeting of the Board attended by teleconference by other members of the Board, $1,500 for each meeting of a Board committee attended in person or by teleconference by the chairperson of a Board committee, or in the case of an Independent Directors Meeting, the Lead Independent Director, and $1,000 for each meeting of a Board committee or Independent Directors Meeting attended by other members of the Board committee or Independent Directors Meeting. In addition, the Chairman and Lead Independent Director are paid a $15,000 annual retainer, and other members of the Board are paid a $10,000 annual retainer, each in quarterly installments.

     The Company has also adopted an equity compensation policy that includes an automatic grant of a non-qualified stock option for 30,000 shares of Company common stock upon initial election to the Board, and an automatic grant of a non-qualified stock option for 30,000 shares of Company common stock on each third anniversary thereafter. The options are granted at a price equal to the fair market value on the date of grant and vest at the rate of 33 1/3% on each anniversary of the date of grant, provided the grantee is a director on such dates. In support of this policy and in order to bring all current directors' equity compensation in line with the intent of this policy, Ms. Bayh was granted an option for 20,000 shares on July 31, 2003, vesting in two equal installments on the date of the annual meeting of stockholders in each of 2005 and 2006, and Ms. More was granted an option for 10,000 shares in September 2003, vesting in two equal installments on each of September 26, 2003 and September 26, 2004.

                   BOARD OF DIRECTORS AND COMMITTEE MEETINGS

     During the year ended December 31, 2003, the Board held 20 meetings. During the year, no incumbent director attended fewer than 75% of the aggregate of (i) the total number of meetings of the Board held during the period he or she served as a director and (ii) the total number of meetings held by any committee of the Board on which he or she served, except for Antonio M. Gotto, Jr., M.D., D.Phil.

     There follows information about the Company's Audit, Compensation and Corporate Governance Committees.

AUDIT COMMITTEE.

     The Audit Committee oversees the Company's financial reporting, internal control and audit functions and the independence and performance of the Company's independent public accountants and provides a means for open communication between and among the Company's independent public accountants, financial and senior management and the Board.

     The current members of the Audit Committee are: Eileen M. More, Chair, Susan B. Bayh and Ronald M. Cresswell, Ph.D., each of whom is independent under the Nasdaq's listing standards and the definition of independence adopted by the SEC. The Audit Committee held six meetings during fiscal year 2003.

     The Board has adopted a written charter for the Audit Committee outlining the practices followed by the Audit Committee.

COMPENSATION COMMITTEE.

     The Compensation Committee is responsible for the evaluation, approval and administration of salary, incentive compensation, bonuses, benefit plans and other forms of compensation for the officers, directors and other key employees of the Company. The Compensation Committee is also is responsible for interpreting, administering and granting awards under the Company's 2000 Equity Compensation Plan, 1998 Stock Option Plan, Employee Stock Purchase Plan, 401(k) Savings Plan and any other stock-based employee benefit plans.

     The current members of the Compensation Committee of the Board are: Henry
E. Blair, Chair, Antonio M. Gotto, Jr., M.D., D.Phil. and Susan B. Bayh, each of whom is independent under the Nasdaq's listing standards, and the definition of independence adopted by the SEC and in Section 162(m) of the Tax Code. The Compensation Committee held 12 meetings during fiscal year 2003.

CORPORATE GOVERNANCE COMMITTEE.

     The Board has a Corporate Governance Committee, which is responsible for: considering and making recommendations to the Board concerning the appropriate size, function and needs of the Board, its committees and meeting formats; determining the criteria for Board membership; reviewing and recommending Board candidates; recommending a member of the Board to serve as Chair; evaluating and recommending the responsibilities of the Board committees, the appointment of directors to Board committees and the selection of committee chairs; recommending the desired ratio of employee directors to non-employee directors; reviewing and recommending the compensation for non-employee directors; considering questions of conflicts of interest; developing and recommending corporate governance guidelines and reviewing and monitoring matters of corporate governance; considering matters of corporate social responsibility and significance relating to corporate public affairs, employees and stockholders; evaluating its own performance and overseeing the self-evaluation of the Board and Board committees; making recommendations with respect to the succession of new individuals to occupy senior executive positions when appropriate; reporting its activities to the Board; and reviewing and reassessing the adequacy of its charter, attached as Exhibit (a) hereto.

     The current members of the Corporate Governance Committee of the Board are:
Susan B. Bayh, Chair, Henry E. Blair and Ronald M. Cresswell, each of whom is independent under the Nasdaq's listing standards and the definition of independence adopted by the SEC. The Corporate Governance Committee held two meetings during fiscal year 2003.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

PRINCIPAL STOCKHOLDERS.

     The stockholders named in the following table are those known to the Company to be the beneficial owners of 5% or more of the outstanding Common Stock as of January 2, 2004. For purposes of this table, and as used elsewhere in this Proxy Statement, the term "beneficial owner" means any person (i) who, directly or indirectly, has or shares the power to vote or dispose of shares of Common Stock or (ii) who has the right to acquire shares of Common Stock within sixty (60) days.

                                                               AMOUNT AND NATURE
                                                                 OF PERCENT OF
                                                              BENEFICIAL OWNERSHIP
NAME AND ADDRESS OF BENEFICIAL OWNER                              COMMON STOCK
------------------------------------                          --------------------
Scott Sacane................................................  9,726,900(1)   28.5%
c/o Durus Capital Management, LLC
20 Marshall Street, Ste 320
South Norwalk, CT 06854
Durus Life Sciences Master Fund Ltd. .......................  9,370,000(2)   27.5%
c/o International Fund Services (Ireland) Ltd.
3rd Floor, Bishops Square
Redmonds Hill
Dublin 2 , Ireland
Fidelity Management & Research Company......................  3,562,600(3)   10.4%
82 Devonshire Street
Boston, MA 02109

---------------

(1) This amount is based on information disclosed in a Schedule 13D filed on July 31, 2003 by Scott Sacane, as managing member of Durus Capital Management, LLC, in respect of shares held by Durus Life Sciences Master Fund Ltd. (the "Master Fund"), and by Durus Capital Management, LLC and Durus Capital Management (N.A.), LLC, on which Scott Sacane reported sole voting and dispositive power with respect to 9,726,900 shares of Common Stock, Durus Capital Management, LLC reported sole voting and dispositive power with respect to 9,370,000 shares of Common Stock, and Durus Capital Management (N.A.), LLC reported sole voting and dispositive power with respect to 356,900 shares of Common Stock.

(2) This amount is based on information disclosed in a Schedule 13D filed on September 2, 2003 by the Master Fund reporting shared voting and dispositive power with respect to the shares of Common Stock. The shares beneficially owned by the Master Fund are included within the shares of Common Stock reported above as beneficially owned by Scott Sacane.

(3) This amount is based on information disclose in a report on Schedule 13G filed by Fidelity Management & Research Company on November 10, 2003, reporting sole voting power with respect to 112,300 shares of Common Stock and sole dispositive power with respect to 3,562,600 shares of Common Stock.

DIRECTORS AND EXECUTIVE OFFICERS.

     The following table and notes thereto set forth information, as of January 2, 2004, with respect to the beneficial ownership of shares of Common Stock by each director, each nominee for director and each executive officer named by the Company in the Summary Compensation Table (the "Named Executive Officers") and, as a group, by the directors and executive officers of the Company. Except as otherwise indicated, the Company believes that each beneficial owner listed below exercises sole voting and dispositive power over his or her shares of common stock.

                                                                AMOUNT AND NATURE
                                                                  OF PERCENT OF
                                                              BENEFICIAL OWNERSHIP
NAME OF BENEFICIAL OWNER(1)                                       COMMON STOCK
---------------------------                                   ---------------------
Susan B. Bayh...............................................     22,000(2)     0.1%
Henry E. Blair..............................................     20,000(3)     0.1%
Ronald M. Cresswell, Ph.D...................................     30,000(4)     0.1%
Antonio M. Gotto, Jr., M.D., D. Phil. ......................     20,000(5)     0.1%
Eileen M. More..............................................     61,185(6)     0.2%
Roger S. Newton, Ph.D.......................................    942,703(7)     2.7%
Timothy M. Mayleben.........................................    299,006(8)     0.9%
Brian R. Krause, Ph.D.......................................     99,082(9)     0.3%
Jean-Louise H. Dasseux, Ph.D. ..............................    149,169(10)    0.4%
William F. Brinkerhoff......................................     36,679(11)    0.1%
All Directors and Executive Officers as a Group (12           1,801,895(12)    5.1%
  persons)..................................................

---------------

 (1) The address of each of the beneficial owners is c/o Esperion Therapeutics, Inc., 3621 S. State Street, 695 KMS Place, Ann Arbor, Michigan 48108.

 (2) Includes 2,000 shares owned by Ms. Bayh's spouse and 20,000 shares issuable upon the exercise of stock options within 60 days of January 2, 2004. If the Merger is completed, all of Ms. Bayh's options, including those relating to an additional 30,000 shares of Common Stock, will be cancelled and exchanged for a cash payment calculated based upon the difference between the exercise price and the per share consideration in the merger, as a result of the treatment of options under the terms of the Merger Agreement.

 (3) Includes 20,000 shares issuable upon the exercise of stock options within 60 days of January 2, 2004. If the Merger is completed, all of Mr. Blair's options, including those relating to an additional 10,000 shares of Common Stock, will be cancelled and exchanged for a cash payment calculated based upon the difference between the exercise price and the per share consideration in the merger, as a result of the treatment of options under the terms of the Merger Agreement.

 (4) Includes 10,000 shares as to which Dr. Cresswell and his wife share voting and dispositive power and 20,000 shares issuable upon the exercise of stock options within 60 days of January 2, 2004. If the Merger is completed, all of Dr. Cresswell's options, including those relating to an additional 10,000 shares of Common Stock, will be exchanged for a cash payment calculated based upon the difference between the exercise price and the per share consideration in the merger, as a result of the treatment of options under the terms of the Merger Agreement.

 (5) Includes 20,000 shares issuable upon the exercise of stock options within 60 days of January 2, 2004. If the Merger is completed, all of Dr. Gotto's options, including those relating to an additional 10,000 shares of Common Stock, will be cancelled and exchange for a cash payment calculated based upon the difference between the exercise price and the per share consideration in the merger, as a result of the treatment of options under the terms of the Merger Agreement.

 (6) Includes 30,000 shares issuable upon the exercise of stock options within 60 days of January 2, 2004. If the Merger is completed, all of Ms. More's options, including those relating to an additional 10,000 shares of Common Stock, will be cancelled and exchanged for a cash payment calculated based upon the difference between the exercise price and the per share consideration in the merger, as a result of the treatment of options under the terms of the Merger Agreement.

 (7) Includes 370,188 shares issuable upon the exercise of stock options within 60 days of January 2, 2004. If the Merger is completed, all of Dr. Newton's options, including those relating to an additional 311,249 shares of Common Stock, will be cancelled and exchanged for a cash payment and the conditional right to one or more additional future cash payments, in an aggregate amount calculated based upon the difference between the exercise price and the per share consideration in the merger, as a result of the treatment of options under the terms of the Merger Agreement.

 (8) Includes 249,062 shares issuable upon the exercise of stock options within 60 days of January 2, 2004. If the Merger is completed, all of Mr. Mayleben's options, including those relating to an additional 211,250 shares of Common Stock, will be cancelled and exchanged for a cash payment and the conditional right to one or more additional future cash payments, in an aggregate amount calculated based upon the difference between the exercise price and the per share consideration in the merger, as a result of the treatment of options under the terms of the Merger Agreement.

 (9) Includes 1,000 shares owned by Dr. Krause as custodian for his children and 97,500 shares issuable upon the exercise of stock options within 60 days of January 2, 2004. If the Merger is completed, all of Dr. Krause's options, including those relating to an additional 92,500 shares of Common Stock, will be cancelled and exchanged for a cash payment and the conditional right to one or more additional future cash payments, in an aggregate amount calculated based upon the difference between the exercise price and the per share consideration in the merger, as a result of the treatment of options under the terms of the Merger Agreement.

(10) Includes 143,437 shares issuable upon the exercise of stock options within 60 days of January 2, 2004. If the Merger is completed, all of Dr. Dasseux's options, including those relating to an additional 76,875 shares of Common Stock, will be cancelled and exchanged for a cash payment and the conditional right to one or more additional future cash payments, in an aggregate amount calculated based upon the difference between the exercise price and the per share consideration in the merger, as a result of the treatment of options under the terms of the Merger Agreement.

(11) Includes 35,313 shares issuable upon exercise of stock options within 60 days of January 2, 2004. If the Merger is completed, all of Mr. Brinkerhoff's options, including those relating to an additional 79,687 shares of Common Stock, will be cancelled and exchanged for a cash payment and the conditional right to one or more additional future cash payments, in an aggregate amount calculated based upon the difference between the exercise price and the per share consideration in the merger, as a result of the treatment of options under the terms of the Merger Agreement.

(12) Includes 1,122,419 shares issuable upon exercise of stock options within 60 days of January 2, 2004. If the Merger is completed, all of the Directors' and Executive Officers' options, including those relating to an additional 1,073,642 shares of Common Stock, will be cancelled and exchanged for a cash payment and the conditional right to one or more additional future cash payments, in an aggregate amount calculated based upon the difference between the exercise price and the per share consideration in the merger, as a result of the treatment of options under the terms of the Merger Agreement.

            SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers and persons who own more than 10% of the Company's outstanding common stock to file with the SEC initial reports of ownership and reports of changes in ownership in the Company's Common Stock and other equity securities.

Specific due dates for these records have been established and the Company is required to report in this proxy statement any failure to file by these dates in fiscal year 2003. Other than discussed below, to the Company's knowledge, based solely on a review of the copies of such reports furnished to the Company and written representations that no other reports were required, the Company believes that during the fiscal year ended December 31, 2003 all its directors, executive officers and greater than 10% stockholders complied with all Section 16(a) filing requirements.

     In February 2003, the Company granted options for Company Common Stock to Drs. Newton, Krause, and Dasseux, and Messrs. Mayleben, Thomas, and Brinkerhoff in connection with performance evaluations for 2002. In November 2003, Dr. Olukotun exercised an option for 3,200 shares of the Company's Common Stock. As a consequence of administrative error, the Forms 4 reporting the February 2003 option grants and the November 2003 option exercise were filed late.

     One of the principal stockholders of the Company, Scott Sacane, Durus Capital Management, LLC, and Durus Capital Management (N.A.), LLC (together, the "Sacane Group"), failed to file a timely Form 3 and Form 4 in 2003.

                               EXECUTIVE OFFICERS

NAME                                        AGE                    POSITION
----                                        ---                    --------
Roger S. Newton, Ph.D. ...................  53    President, Chief Executive Officer
Timothy M. Mayleben.......................  43    Chief Operating Officer and Chief
                                                  Financial Officer
Brian R. Krause, Ph.D.....................  54    Senior Vice President, Pre-clinical
                                                  Research and Discovery
Adeoye Y. Olukotun, M.D., M.P.H.,
  F.A.C.C. ...............................  58    Senior Vice President, Clinical and
                                                  Regulatory Affairs and Chief Medical
                                                  Officer
Jean-Louis H. Dasseux, Ph.D. .............  45    Vice President, Chemistry and Technologies
Frank E. Thomas...........................  34    Vice President, Finance and Investor
                                                  Relations
William F. Brinkerhoff....................  38    Vice President, Business Development

     Dr. Newton has served as our President and Chief Executive Officer and as a director since July 1998. From August 1981 until May 1998, Dr. Newton was employed at Parke-Davis Pharmaceutical Research, Warner-Lambert Company, a publicly-held company, including as a Distinguished Research Fellow in Vascular and Cardiac Diseases, and where he also was a co-discoverer, chairman of the discovery team and a member of the development team for the drug atorvastatin (Lipitor(R)). Dr. Newton received an A.B. in Biology from Lafayette College, an M.S. in Nutritional Biochemistry from the University of Connecticut and a Ph.D. in Nutrition from the University of California, Davis. Dr. Newton specialized in atherosclerosis research during a post-doctoral fellowship at the University of California, San Diego. He currently holds a faculty appointment in the Department of Pharmacology at the University of Michigan Medical School and is also a member of the American Heart Association's Council on Arteriosclerosis, Thrombosis and Vascular Biology. Since 2001, Dr. Newton has been a member of the Board of Directors of Rubicon Genomics, Inc., a privately-held company. He was formerly the Executive Director of the Great Lakes Venture Quest.

     Mr. Mayleben has served as our Chief Financial Officer since January 1999 and our Chief Operating Officer since April 2002. Mr. Mayleben served as Senior Vice President, Operations and Finance from January 2002 until April 2002, after serving as Vice President, Finance from January 1999 until January 2002. Mr. Mayleben has more than 16 years experience working with high-growth technology companies. Prior to joining Esperion, Mr. Mayleben served as a Director of Business Development for Engineering Animation, Inc., a publicly-held company, from September 1998 to December 1998. From July 1997 to September 1998, Mr. Mayleben served as Chief Operating Officer and Chief Financial Officer of Transom Technologies, Inc., a privately-held company that was acquired by Engineering Animation, Inc. From September 1990 to July 1997, Mr. Mayleben served in various managerial positions, including as Director of Operations of Applied Intelligent Systems, Inc., a privately-held company. Prior to that, Mr. Mayleben was a manager with the

Enterprise Group of Arthur Andersen & Co. Mr. Mayleben received a B.B.A. from the University of Michigan and an M.B.A. from the Northwestern University Kellogg Graduate School of Management.

     Dr. Krause has served as our Senior Vice President, Pre-clinical Research and Discovery since February 2003, after serving as Senior Vice President, Pre-clinical Research and Development since January 2002 and as Vice President, Development Pharmacology since March 2001. Prior to joining Esperion, Dr. Krause was a Research Fellow within the Cardiovascular Therapeutics Division of Pfizer Global Research, a publicly-held company, where he also served as Chair of the Dyslipidemia Team and Group Leader of the Lipoprotein Metabolism Section. Prior to the merger of Pfizer Inc. and Warner-Lambert Company in 2000, Dr. Krause was a scientist at the Parke-Davis Research Division of Warner-Lambert Company, a publicly-held company, since 1982. Dr. Krause received a B.S. in Biological Sciences from the University of Illinois and a Ph.D. in Physiology from LSU Medical Center in New Orleans. Dr. Krause was an NIH-sponsored post-doctorate fellow with Paul Roheim, M.D., and is a member of the American Heart Association's Council on Arteriosclerosis, Thrombosis and Vascular Biology.

     Dr. Olukotun has served as our Senior Vice President, Clinical and Regulatory Affairs and Chief Medical Officer since June 2003. Dr. Olukotun has more than 25 years of experience in clinical research and drug development. Prior to joining Esperion, Dr. Olukotun founded CR Strategies, L.L.C., a clinical research and development consulting firm in Princeton, New Jersey, and has served as its Chief Executive Officer since 2000. From 1996 to 2000, Dr. Olukotun served as Vice President of Medical and Regulatory Affairs and Chief Medical Officer for Mallinckrodt, Inc., a publicly-held healthcare company with headquarters in St. Louis, Missouri that was acquired by Tyco in 2002. Prior to joining Mallinckrodt, Dr. Olukotun spent 14 years at Bristol-Myers Squibb Company, a publicly-held company, where he served as Vice President of two divisions focused on cardiovascular research, and was involved in the clinical development of several cardiovascular, diagnostic and lipid regulating agents. Dr. Olukotun is a Fellow of the American College of Cardiology and the American Heart Association. Dr. Olukotun received his B.A. from the University of North Carolina, Chapel Hill, a Masters in Public Health from Harvard University and his M.D. from Albert Einstein College of Medicine in New York.

     Dr. Dasseux has served as our Vice President, Chemistry and Technologies since August 2000, after serving as our Senior Director of Chemistry since January 1999. Dr. Dasseux has more than 15 years of experience in the pharmaceutical industry focusing on chemistry, lipoprotein metabolism and atherosclerosis. Dr. Dasseux has more than 22 years experience in physical chemistry and lipid-protein/peptide interactions. From June 1987 until April 1998, Dr. Dasseux was employed by Fournier Laboratories, France. Dr. Dasseux created and managed the Fournier Pharma Research Center in Heidelberg, Germany and held the position of Director of Research from September 1988 to April 1998. Dr. Dasseux received his M.S. in Biochemistry from the University of Bordeaux II, France, his Ph.D. in Physical Chemistry from the University of Bordeaux I, France, and his M.B.A. from the University of Michigan. He was a postdoctoral research scientist in the Department of Chemistry at the University of Laval, Quebec, Canada; in the Department of Physics, The University of Tennessee, Knoxville, Tennessee, and in the European Molecular Biology Laboratory, Heidelberg, Germany.

     Mr. Thomas was appointed Vice President, Finance and Investor Relations in April 2002 after serving as our Senior Director, Finance and Investor Relations since January 2002. Prior to that, Mr. Thomas served as our Director of Finance and Controller from March 2000 to January 2002. Prior to joining Esperion, Mr. Thomas served as Director of Finance and Controller for Mechanical Dynamics, Inc., a publicly-held software company, from September 1997 to March 2000. Mr. Thomas received a B.B.A. from the University of Michigan in 1992.

     Mr. Brinkerhoff was appointed Vice President, Business Development in May 2002. Mr. Brinkerhoff has more than 13 years of experience in the pharmaceutical and biotechnology industries. From January 1999 to May 2002, Mr. Brinkerhoff was employed by Sankyo Pharma Inc., the U.S. subsidiary of the Tokyo-based pharmaceutical company Sankyo Co., Ltd., as Director of Business Development. From November 1996 to December 1998, he served as Director of Market Planning & Sales Operations at Sankyo Pharma Inc., after serving as Manager of Market Research for Sankyo USA Corporation from June 1995 to November 1996, during which time he was a member of the senior negotiating team that formed the Sankyo/Parke-Davis joint venture. Prior to that, Mr. Brinkerhoff worked as an account manager for the pharmaceutical industry group at Oracle Corporation, a publicly-held company, from 1994 to 1995, and worked in various sales, marketing and manufacturing management positions for the Lederle Laboratories division of American Cyanamid, a publicly-held company, from 1989 to 1994. Mr. Brinkerhoff received B.S. and M.S. degrees in Industrial and Operations Engineering and an M.B.A. from the University of Michigan. Mr. Brinkerhoff has been a member of the Licensing Executives Society since 1999.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION.

     The following table presents information concerning the compensation paid to or earned during the last three fiscal years by the Company's Chief Executive Officer and four most highly compensated executive officers. We refer to these persons as the Named Executive Officers.

                           SUMMARY COMPENSATION TABLE

                                                                               SECURITIES
                                                                OTHER ANNUAL   UNDERLYING       ALL OTHER
NAME AND PRINCIPAL POSITION   YEAR   SALARY($)   BONUS ($)(1)   COMPENSATION   OPTIONS(#)   COMPENSATION($)(3)
---------------------------   ----   ---------   ------------   ------------   ----------   ------------------
Roger S. Newton, Ph.D. .....  2003   $325,000      $200,000            --       125,000           $6,000
  President, Chief Executive
  Officer                     2002    312,500        70,000            --       400,000            5,500
                              2001    250,000       100,000            --        30,000               --
Timothy M. Mayleben.........  2003    255,000       200,000            --       100,000            6,000
  Chief Operating Officer
  and                         2002    236,000        36,000            --       250,000            5,500
  Chief Financial Officer     2001    195,000        48,750            --        20,000               --
Brian R. Krause, Ph.D. .....  2003    179,000        71,600            --                          6,000
  Senior Vice President,      2002    168,000        15,000            --        50,000            5,673
  Preclinical Research and
  Discovery                   2001    110,833        80,000            --        60,000               --
Jean-Louis H. Dasseux,
  Ph.D. ....................  2003    183,700        91,850            --        50,000            3,026
  Vice President, Chemistry
  and                         2002    174,900        18,000     35,212(2)        70,000            3,119
  Technologies                2001    165,000        33,000            --        10,000               --
William F. Brinkerhoff,.....  2003    166,500        83,250            --        50,000            5,994
  Vice President, Business    2002    100,615        10,000            --        75,000               --
  Development                 2001         --            --                          --               --

---------------

(1) Bonuses are reported in the year earned, even if actually paid in a subsequent year.

(2) Includes $22,500 in tuition reimbursement and $12,712 in income and social security taxes paid by the Company in connection with the tuition.

(3) These amounts represent the Company's matching contributions to the executive officers' 401(k) plan.

                  OPTION GRANTS, EXERCISES AND YEAR-END VALUES

     The following table provides information related to options for shares of common stock granted to the Named Executive Officers during fiscal year 2003:

                                                                                       POTENTIAL REALIZABLE VALUE
                                   NUMBER OF    % OF TOTAL                               AT ASSUMED ANNUAL RATES
                                   SECURITIES     OPTIONS                                    OF STOCK PRICE
                                   UNDERLYING   GRANTED TO                                  APPRECIATION FOR
                                    OPTIONS      EMPLOYEES    EXERCISE                       OPTION TERM(2)
                                    GRANTED      IN FISCAL      PRICE     EXPIRATION   ---------------------------
NAME                                 (#)(1)        YEAR       ($/SHARE)    DATE(1)        5%($)         10%($)
----                               ----------   -----------   ---------   ----------   -----------   -------------
Roger S. Newton, Ph.D. ..........   125,000         9.3%        6.75       2/7/2013     $530,630      $1,344,720
Timothy M. Mayleben..............   100,000         7.4%        6.75       2/7/2013      424,504       1,075,776
Brian R. Krause, Ph.D. ..........    50,000         3.7%        6.75       2/7/2013      212,252         537,888
Jean-Louise H. Dasseux, Ph.D. ...    50,000         3.7%        6.75       2/7/2013      212,252         537,888
William F. Brinkerhoff...........    50,000         3.7%        6.75       2/7/2013      212,252         537,888

---------------

(1) Each of these options vests in sixteen equal quarterly installments over a four-year period at the end of each quarter following the grant date. Each option has a term of ten years.

(2) The dollar amounts under these columns are the results of calculations at assumed annual rates of stock price appreciation of 5% and 10%. The 5% and 10% assumed rates of growth were selected by the Securities and Exchange Commission for illustration purposes only. They are not intended to forecast possible future appreciation, if any, of the Company's stock price.

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                           AND YEAR-END OPTION VALUES

     The following table provides information related to any options for shares of common stock exercised by the Named Executive Officers during fiscal year 2003 and certain information about unexercised options held by the Named Executive Officers at December 31, 2003:

                               SHARES                 NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                              ACQUIRED    VALUE      UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                                 ON      REALIZED     OPTIONS AT FY-END(#)              AT FY-END($)
NAME                          EXERCISE    ($)(1)    EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE(2)
----                          --------   --------   -------------------------   ----------------------------
Roger S. Newton, Ph.D. .....       --          --             327,598/353,839   $       9,751,224/10,101,456
Timothy M. Mayleben.........   22,577    $146,750             220,293/240,019            6,572,625/6,840,878
Brian R. Krause, Ph.D. .....       --          --               90,625/99,375            2,677,568/2,848,131
Jean-Louis H. Dasseux,
  Ph.D. ....................       --          --              130,797/89,515            3,954,612/2,539,357
William F. Brinkerhoff......   10,000     135,491               27,500/87,500              801,219/2,528,281

---------------

(1) "Value realized" represents the fair market value of the common stock underlying the options on the exercise date minus the exercise price of such options.

(2) "In-the-money" options are options whose base (or exercise) price was less than the market price of the shares of common stock at December 31, 2003. The value of such options is calculated based on a stock price of $34.60, which was the closing price of a share of common stock on the Nasdaq Stock Market on December 31, 2003.

EMPLOYMENT, CHANGE OF CONTROL, AND TERMINATION OF EMPLOYMENT ARRANGEMENTS

     Roger S. Newton, Ph.D., Timothy M. Mayleben, Brian R. Krause, Ph.D., Jean-Louis H. Dasseux, Ph.D. and William F. Brinkerhoff, respectively, are employed by the Company pursuant to letter agreements. Pursuant to Dr. Newton's letter agreement, Dr. Newton also became a member of the Board of Directors of the Company. Dr. Newton's letter agreement specifies an initial annual base salary amount, which has been increased since the date of the agreement, and the right to receive an annual bonus in an amount equal to up to 30% of annual base salary. The letter agreements with Mr. Mayleben (dated November 25, 1998),

Dr. Krause (dated February 2, 2001, as amended on November 24, 2003), Dr. Dasseux (dated December 9, 1998) and William F. Brinkerhoff (dated April 19,
2002), specify an initial base salary and the right to receive an annual bonus in the amount equal to up to 20% of annual base salary (collectively, the "Officers"). The amount of the annual bonus, if any, is determined by the Board and is dependent upon achievement of a series of performance milestones set by the Board in Dr. Newton's case, or the supervisor of the Officer, in the case of each Officer. The letter agreements generally provide for a review of performance on an annual basis, possible adjustment, in the discretion of the Board, of base salary and bonus amounts, and the granting of stock options, at the discretion of the Board, in recognition of performance for the preceding year. In addition, pursuant to the letter agreements, Dr. Newton and each of the Officers are provided with a benefits package similar to that offered to the Company's other similarly situated employees. Under the terms of their Letter Agreements, Mr. Mayleben, Dr. Krause, Dr. Dasseux and Mr. Brinkerhoff received options to purchase 72,250, 80,000, 36,125 and 75,000 shares of Common Stock, respectively. Each of those options vest on a quarterly basis over the four-year period from the grant date and are exercisable for a nine-year or ten-year period from the grant date. Pursuant to Dr. Newton's letter agreement, Dr. Newton received 578,000 shares of restricted Common Stock that were subject to a right of repurchase by the Company that was exercisable upon the termination of employment. The repurchase price of such restricted shares was equal to the original purchase price of such shares. The Company's repurchase rights lapsed on a quarterly basis over a four-year period and expired on June 26, 2002. The employment relationships of Dr. Newton and each Officer with the Company are that of employment at will. If, however, the Company terminates the employment of Dr. Newton, Mr. Mayleben, Dr. Dasseux, Dr. Krause or Mr. Brinkerhoff without cause, the terminated officer will receive his salary and benefits for six months after his termination, and 25% of such officer's unvested options will automatically vest. In connection with the letter agreements, Dr. Newton and each of the Officers entered into non-competition and confidentiality agreements with the Company.

                       COMPENSATION COMMITTEE INTERLOCKS
                           AND INSIDER PARTICIPATION

     Until the end of his term as a director at the annual meeting of stockholders held on May 30, 2003, David I. Scheer, the former Chairman of the Board of the Company, was a member of the Compensation Committee and received compensation under a consulting arrangement between the Company and Scheer & Company, Inc., a company owned and controlled by Mr. Scheer. Under the arrangement, Scheer & Company was paid a cash retainer of $30,000 per quarter, payable quarterly in advance, plus expenses. During fiscal year 2002, Scheer & Company was paid $150,000 in fees ($30,000 of which was incurred in 2001) and $10,717 in expense reimbursements ($1,862 of which was incurred in 2001) under the arrangement. In addition, Scheer & Company had the right to receive under certain circumstances a transaction fee of 1% of specified cash consideration that the Company receives in a financial transaction. These arrangements were superseded by an agreement dated April 2003 (the "Agreement"). Under the Agreement, Scheer & Company, Inc. is to be paid a total of $90,000 during 2003, plus certain expenses for consulting services. In addition, pursuant to the Agreement, Scheer & Company, Inc. has the right to receive a transaction fee of 0.85% of specified cash consideration received by the Company in a transaction with a company identified by the Company and Scheer & Company, Inc. for which a definitive agreement is executed within 24 months of the effective date of the Agreement.

                         COMPARATIVE STOCK PERFORMANCE

     The following graph compares the change in the total stockholder return on shares of common stock during the period from August 10, 2000, the date the Company became a public company, through December 31, 2003, with the total return on the Nasdaq Composite Index (U.S.), the Nasdaq Biotechnology Index, and the AMEX Biotechnology Index. The comparison assumes that $100 was invested on August 10, 2000 in shares of common stock and in each of the foregoing indices and assumes reinvestment of dividends, if any.

                    ASSUMES $100 INVESTED ON AUGUST 10, 2000
                         YEAR ENDING DECEMBER 31, 2003

                                    [GRAPH]

----------------------------------------------------------------------------------------------
       INDEX DATA            8/10/2000    12/31/2000    12/31/2001    12/31/2002    12/31/2003
----------------------------------------------------------------------------------------------
 Esperion Therapeutics,
  Inc.                          $100         $121          $82           $79           $384
 Nasdaq Composite Index
  (U.S.)                        $100         $ 64          $51           $35           $ 52
 Nasdaq Biotechnology
  Index                         $100         $ 89          $74           $41           $ 59
 AMEX Biotechnology Index       $100         $ 94          $86           $50           $ 73

              CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

     In September 1999, the Company entered into a license agreement with Jean-Louis H. Dasseux, Ph.D., an executive officer of the Company, and the other inventors of the RLT Peptide-related technology. Under the license agreement, the Company obtained an exclusive license to the RLT Peptide technology and related U.S. and foreign patents for a term expiring on the later of ten years or the last expiration date of the licensed patents. Under the terms of the license agreement, the Company is required to make payments to the licensors upon the achievement of certain milestones. If all of the milestones set forth in the license agreement are achieved, the total amount payable by the Company to the licensors, including Dr. Dasseux, would be approximately $2,165,000. Royalties are also payable by the Company under the license agreement. During fiscal year 2003, the Company did not make any payments to Dr. Dasseux or the other inventors pursuant to the license agreement.

                                                                     EXHIBIT (a)

                      CHARTER OF THE CORPORATE GOVERNANCE

       COMMITTEE OF THE BOARD OF DIRECTORS OF ESPERION THERAPEUTICS, INC.

PURPOSE

     The Corporate Governance Committee ("Committee") is appointed by and acts on behalf of the Board of Directors ("Board") of Esperion Therapeutics, Inc. ("Company"). It is responsible for (i) identifying individuals qualified to become Board members, (ii) recommending that the Board select the director nominees for the next annual meeting of stockholders, and (iii) overseeing the Board's annual evaluation of its performance and of management's performance. It is also responsible for developing and recommending to the Board a set of corporate governance guidelines applicable to the Company and for periodically reviewing such guidelines.

     The Committee shall have the resources and authority appropriate to discharge its responsibilities, including the sole authority to retain, set compensation for, and terminate a search firm to be used to identify director candidates. In addition, the Committee shall have authority to obtain advice and assistance from other experts or consultants to advise the Committee.

COMPOSITION

     The Committee shall consist of three or more independent directors of the Company designated by the Board and approved by a majority of the whole Board by resolution or resolutions. The members of the Committee shall meet the independence requirements of The National Association of Securities Dealers and applicable exchange(s) and of the Sarbanes-Oxley Act of 2002.

     The members of the Committee shall serve one-year terms. The Committee shall recommend, and the Board shall designate, one member of the Committee to serve as Chair. The members of the Committee shall serve until their resignation, retirement, or removal by the Board or until their successors shall be appointed. No member of the Committee shall be removed except by majority vote of the independent directors of the full Board then in office.

MEETINGS

     The Committee shall meet at least twice annually, or more frequently as circumstances dictate. The Committee may delegate to one or more of its members one or more of the responsibilities and duties set forth below.

RESPONSIBILITIES AND DUTIES

     The Committee shall:

     1. consider and make recommendations to the Board concerning the appropriate size, function and needs of the Board, taking into account that the Board as a whole shall have competency in the following areas: (i) industry knowledge; (ii) accounting and finance; (iii) business judgment; (iv) management; (v) leadership; (vi) business strategy; and (vii) corporate governance.

     2. determine the criteria for Board membership, including desired skills and attributes, conduct searches for prospective directors based on the criteria, review candidates recommended by stockholders, and evaluate and recommend candidates for election to the Board by the stockholders or to fill vacancies.

     3. recommend to the Board one member of the Board to serve as Chair (who also may be the Chief Executive Officer) who shall preside at all meetings of the Board and, in the absence of the CEO, at meetings of the stockholders; the Chair is appointed on an annual basis by at least a majority of the remaining directors; and recommend a lead independent director who shall preside over executive sessions of the Board.

     4. evaluate and make recommendations to the Board of Directors concerning the appointment of directors to Board committees and the selection of Board Committee chairs.

     5. evaluate and recommend to the Board the responsibilities of the Board committees, including the structure, operations and the authority to delegate to subcommittees.

     6. recommend the desired ratio of employee directors to non-employee directors, but in no event shall the Board be composed of less than a majority of independent directors.

     7. review the format of Board meetings and make recommendations for the improvement of such meetings.

     8. review and recommend to the Board on an annual basis the compensation for non-employee directors.

     9. consider questions of possible conflicts of interest of Board members and the Executive Committee members.

     10. review and recommend director and officer insurance policy requirements.

     11. periodically review and assess the adequacy of the Company's corporate governance principles and recommend any changes to the Board for its approval and adoption; and review and monitor matters of corporate governance.

     12. consider matters of corporate social responsibility and matters of significance in areas related to corporate public affairs and the Company's employees and stockholders.

     13. annually evaluate its own performance as well as oversee the annual self-evaluation of the Board and Board Committees.

     14. when appropriate, make recommendations to the Board with respect to the succession of new individuals to occupy CEO and other senior executive positions.

     15. report its activities and actions to the Board of Directors at least once each fiscal year.

     16. review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for its approval.

     17. perform any other activities consistent with this Charter, the Company's Certificate of Incorporation, By-laws and governing law, as the Committee or the Board deems necessary or appropriate.

CRITERIA FOR THE EVALUATION OF INDIVIDUAL DIRECTOR PERFORMANCE MEMBERSHIP

     1. Representation of Stockholders. Clearly recognizes the role of directors to represent the interests of stockholders. Understands the difference between function of the Board and that of Company management.

     2. Judgment and Knowledge. Demonstrates judgment and knowledge in the ability to assess Company strategy, business plans, management evaluation and other key issues. Has competency in one or more of the following areas: (i) industry knowledge; (ii) accounting and finance; (iii) business judgment; (iv) management; (v) leadership; (vi) business strategy; and (vii) corporate governance.

     3. Meaningful Participation. Comfortable being an active, inquiring participant. Participates in Board process in a meaningful way. Has confidence and willingness to express ideas and engage in constructive discussion. Actively participates in decision-making and is willing to make tough decisions. Is diligent and faithful in attending Board and committee meetings.

     4. Communications. Communicates freely with other Board members and with Company management. A good sounding board for other directors and the CEO. Willing to challenge fellow directors and the CEO. Asks insightful questions and raises thought-provoking perspectives. Willing to hold management accountable for performance and results. Mindful not to get overly involved in operational details and the management process. Finds the proper balance between dominating the deliberations and making no contribution at all. Team player who works well with other directors while not necessarily sharing their views. Listens with an open mind.

     5. Suitability. Understands the Company's short- and long-term goals and objectives. Understands the Company's business and its competitors. Cooperates with Company management and Company employees, when applicable, regarding requests for information in completing public filings or responding to regulatory inquiries. Has no conflict of interest in serving on the Board and satisfies the applicable requirements for "independence" as set forth in the Sarbanes-Oxley Act of 2002 and by the NASD.

     6. Expertise. Fulfills specific Board needs. Makes individual expertise available to the Board. Draws on relevant experience in addressing issues facing the Company. Willing to respond to appropriate request of CEO outside of Board meetings for advice and support.

     7. Vision and Leadership. Understands Company philosophy and strategy. Oriented toward the future, and sensitive to future direction of industry. Fulfills legal and fiduciary responsibilities. Supports the Company's mission and values and is open, honest and direct. Makes appropriate time commitment for Board service. Ability to think through who the management of the Company should consist of and what they should do.

     8. Professional Status. Maintains standing and reputation in the business, professional and social communities in which the directors operates. Appropriately represents the Company in all such communities.

                                                                         ANNEX B

                        [LETTERHEAD OF LEHMAN BROTHERS]

                                                               December 19, 2003

Board of Directors
Esperion Therapeutics, Inc.
3621 South State Street
695 KMS Place
Ann Arbor, MI 48108

Members of the Board:

     We understand that Esperion Therapeutics, Inc. (the "Company") intends to enter into an agreement with Pfizer Inc. ("Pfizer") pursuant to which Pfizer will cause Enzo Acquisition Corp., a wholly owned subsidiary of Pfizer ("Acquisition Sub"), to purchase all of the issued and outstanding shares of the Company's common stock for $35.00 per share in cash by means of a tender offer and subsequent merger of Acquisition Sub with and into the Company (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement and Plan of Merger, and the License Agreement Amendment, each dated December 19, 2003 among the Company, Pfizer and Acquisition Sub (the "Agreement" and the "License Agreement Amendment").

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders of the consideration to be offered to such stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) the Agreement, the License Agreement Amendment and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including long-term financial projections for the Company (the "Company Projections"), (4) the trading history of the Company's common stock from December 18, 2002 to the present and a comparison of that trading history with those of other companies that Lehman Brothers deemed relevant, (5) independent research analysts' estimates of the future financial performance and share price targets of the Company, (6) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (7) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant, and (8) the results of efforts by the Company to solicit indications of interest from third parties with respect to a strategic collaboration or transaction with the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition, prospects, and stockholder base, and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon the advice of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the Company's management as to the long-term future financial performance of the Company, and we have relied upon such projections in performing our analysis. In arriving at our opinion, we have conducted a limited physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be offered to the Company's stockholders in the Proposed Transaction is fair to such stockholders.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, which is contingent upon the consummation of the Proposed Transaction. We have also performed various investment banking services for the Company in the past and have received customary fees for such services. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. In the ordinary course of our business, we actively trade in the equity securities of the Company for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to the Company's stockholders in connection with the Proposed Transaction.

                                          Very truly yours,

                                          LEHMAN BROTHERS

                                       B-2